Filed Pursuant to Rule 424(b)(3)

Registration No. 333-194162

UNITED DEVELOPMENT FUNDING INCOME FUND V

SUPPLEMENT NO. 2 DATED OCTOBER 15, 2014

TO THE PROSPECTUS DATED JULY 25, 2014

This document supplements, and should be read in conjunction with, the prospectus of United Development Funding Income Fund V dated July 25, 2014, as supplemented by Supplement No. 1 dated September 10, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus. The purpose of this Supplement No. 2 is to disclose:

•	the status of the offering of shares of United Development Funding Income Fund V; and

•	the voluntary resignation of Edward M. Weil, Jr. from our board of trustees and the appointment of William M. Kahane to our board of trustees.

Status of Our Public Offering

The registration statement for our initial public offering of 50,657,895 common shares of beneficial interest was declared effective by the Securities and Exchange Commission on July 25, 2014. Of these shares, we are offering up to 37,500,000 shares in our primary offering and up to 13,157,895 shares pursuant to our distribution reinvestment plan (DRIP), subject to our ability to reallocate shares between our primary offering and our DRIP. As of October 15, 2014, we had not accepted any investors’ subscriptions and had not issued any of our common shares of beneficial interest in the offering. Until we raise a minimum of $2.0 million in subscription proceeds, all subscription payments will be placed in escrow pursuant to the terms of an escrow agreement with LegacyTexas Bank.

We will offer our common shares of beneficial interest pursuant to the offering until July 25, 2016, unless our board of trustees terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by July 25, 2016, we may extend the offering for an additional year or as otherwise permitted by applicable law. In addition, at the discretion of our board of trustees, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our DRIP, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually.

Resignation of Trustee and Appointment of Replacement Trustee

Mr. Edward M. Weil, Jr. voluntarily resigned from our board of trustees, effective October 8, 2014. Mr. Weil’s resignation was not a result of any disagreement with us or our trustees on any matter relating to our operations, policies or practices. In connection with the resignation of Mr. Weil, our remaining trustees appointed William M. Kahane as a trustee effective as of October 8, 2014 to fill the vacancy resulting from the resignation of Mr. Weil. Mr. Kahane will serve until our next annual meeting of shareholders and until his successor is duly elected and qualifies or until his earlier resignation or removal in accordance with our organizational documents and applicable law.

The “Prospectus Summary – Our Management” section on page 6 of the prospectus and all similar discussions throughout the prospectus are superseded and replaced in their entirety as follows:

We operate under the direction of our trustees, the members of which are accountable to us and our shareholders as fiduciaries. Currently, we have five trustees, Hollis M. Greenlaw, William M. Kahane, Phillip K. Marshall, Eustace W. Mita and Steven J. Finkle. Messrs. Marshall, Mita and Finkle are each independent of co-sponsors, our advisor entities and their affiliates. Our declaration of trust, which requires that a majority of our trustees be independent of us, our advisor, or any of our or our advisor’s affiliates, provides that our independent trustees are responsible for reviewing the performance of our advisor and must approve other matters set forth in our declaration of trust. See the “Conflicts of Interest — Certain Conflict Resolution Procedures” section of this prospectus. Our trustees are elected annually by the shareholders. Although we have executive officers who will manage our operations, we do not have any paid employees. For biographical information regarding each of our executive officers and trustees, please see the section of this prospectus entitled “Management — Executive Officers and Trustees.”

The information and biography of Edward M. Weil, Jr. contained in the “Management – Executive Officers and Trustees” section beginning on page 99 of the prospectus is hereby deleted in its entirety. The following information should be read in conjunction with the discussion contained in the “Management – Executive Officers and Trustees” section beginning on page 99 of the prospectus:

William M. Kahane, age 66, has served as one of our trustees since October 2014. Mr. Kahane has been active in the structuring and financial management of commercial real estate investments for over 35 years. Mr. Kahane served as an executive officer of American Realty Capital Trust, Inc. (ARCT), the ARCT advisor and the ARCT property manager from their formation in August 2007 until the close of ARCT’s merger with Realty Income Corporation in January 2013. He also served as a director of ARCT from August 2007 until January 2013. Mr. Kahane served as President and Treasurer of New York REIT, Inc. (NYRT) (formerly American Realty Capital New York Recovery REIT, Inc.), the NYRT property manager and the NYRT advisor from their formation in October 2009 through March 2012. Mr. Kahane has also served as a director of NYRT since its formation in October 2009. Mr. Kahane has served as a director of American Realty Capital — Retail Centers of America, Inc. (ARC RCA) since its formation in July 2010. He also served as an executive officer of ARC RCA and the ARC RCA advisor from their formation in July 2010 and May 2010, respectively, until March 2012. Mr. Kahane also has been a director of Phillips Edison — ARC Shopping Center REIT Inc. (PE-ARC) and the President, Chief Operating Officer and Treasurer of the PE-ARC advisor since their formation in December 2009. Mr. Kahane served as a director of American Realty Capital Daily Net Asset Value Trust, Inc. (ARC DNAV) and an executive officer of ARC DNAV, the ARC DNAV advisor and the ARC DNAV property manager from their formation in September 2010 until March 2012. Mr. Kahane served as an executive officer of American Realty Capital Trust III, Inc. (ARCT III) from its formation in October 2010 until April 2012 and as an executive officer of the ARCT III advisor and the ARCT III property manager from their formation in October 2010 until April 2012. Mr. Kahane has served as a director of American Realty Capital Healthcare Trust, Inc. (ARC HT) since its formation in August 2010 and served as President and Chief Operating Officer of ARC HT, the ARC HT advisor and the ARC HT property manager from their formation in August 2010 until March 2012. Mr. Kahane served as a director and executive officer of American Realty Capital Properties, Inc. (ARCP) and as an executive officer of the ARCP advisor from their formation in December 2010 and November 2010, respectively, until March 2012. Mr. Kahane was reappointed as a director of ARCP in February 2013 in connection with the close of ARCP’s merger with ARCT III and served as a director of ARCP until June 2014. Mr. Kahane also has been an interested director of Business Development Corporation of America (BDCA) since its formation in May 2010 and, until March 2012, was the President of BDCA. Mr. Kahane also served as President and Chief Operating officer of the BDCA advisor from its formation in June 2010 until March 2012. Mr. Kahane served as Chief Executive Officer of RCS Capital Corporation from February 2013 until September 2014 and has served as a director of RCS Capital Corporation since February 2013. Additionally, Mr. Kahane has served as Chief Executive Officer and President of American Realty Capital Hospitality Trust, Inc. (ARC HOST) since August 2013, as a director of ARC HOST since February 2014, and as co-Chief Executive Officer of the ARC HOST advisor and as Chief Executive Officer of the ARC HOST property manager since August 2013. He has also served as a director of ARC HOST since February 2014. Mr. Kahane has also served as a director of American Realty Capital Healthcare Trust II, Inc. since March 2013, of Phillips Edison — ARC Grocery Center REIT II, Inc. since August 2013, of the general partner of American Energy Capital Partners, LP since October 2013, of American Realty Capital New York City REIT, Inc. since December 2013, of Business Development Corporation of America II since April 2014 and of American Realty Capital Healthcare Trust III, Inc. since April 2014. Mr. Kahane has served as a member of the investment committee of Aetos Capital Asia Advisors, a $3 billion series of opportunistic funds focusing on assets primarily in Japan and China, since 2008. Mr. Kahane began his career as a real estate lawyer practicing in the public and private sectors from 1974 – 1979. From 1981 – 1992, Mr. Kahane worked at Morgan Stanley & Co., specializing in real estate, becoming a managing director in 1989. In 1992, Mr. Kahane left Morgan Stanley to establish a real estate advisory and asset sales business known as Milestone Partners which continues to operate and of which Mr. Kahane is currently the Chairman. Mr. Kahane served as a trustee at American Financial Realty Trust (AFRT) (April 2003 to August 2006), during which time Mr. Kahane served as Chairman of the finance committee of AFRT’s board of trustees. Mr. Kahane has been a managing director of GF Capital Management & Advisors LLC (GF Capital), a New York-based merchant banking firm, where he has directed the firm’s real estate investments since 2001. GF Capital offers comprehensive wealth management services through its subsidiary TAG Associates LLC, a leading multi-client family office and portfolio management services company with approximately $5 billion of assets under management. Mr. Kahane also was on the board of directors of Catellus Development Corp., a NYSE growth-oriented real estate development company, where he served as Chairman. Mr. Kahane received a B.A. from Occidental College, a J.D. from the University of California, Los Angeles Law School and an M.B.A. from Stanford University’s Graduate School of Business.

The prospectus is hereby supplemented by deleting in their entirety the references to Edward M. Weil, Jr. in the “Security Ownership” section on page 133 of the prospectus. Mr. Weil does not individually own any shares of United Development Funding Income Fund V as of October 15, 2014.

The prospectus is hereby supplemented by deleting in their entirety the references to Edward M. Weil, Jr. as a trustee of United Development Funding Income Fund V in the “Conflicts of Interest” section beginning on page 134 of the prospectus.